

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
Yuying Zhang
Chief Executive Officer
Shineco, Inc.
Room 3106, Building B
#39 East 3rd Ring Middle Road
Chaoyang District
Beijing 100022
People's Republic of China

> **Re: Shineco, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 3, 2014**
> **CIK No. 0001300734**

Dear Mr. Zhang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities

Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. If the preliminary prospectus will include pictures or graphics, please provide us with mock-ups of the affected pages, as well as any captions you plan to use, prior to printing. We may have comments after reviewing the materials.

Registration Statement Cover Page

3. We note form footnote 1 to the fee table that the registration fee is based on "the proposed maximum offering price of the securities." In light of this please tell us why you rely on Rule 457(a) rather than 457(o).

Prospectus Cover Page

4. Please state the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 1

Overview, page 1

5. Please tell us the source of the information for your statement that "China's healthcare sector continues to develop at an astonishing rate: spending is projected to grow from $357 billion in 2011 to $1 trillion in 2020." In addition this projection appears to include forecasted rather than actual data for 2012 and 2013. Please tell us why you think this is still a meaningful forecast and why a more updated projection is not available.

The Offering, page 6

6. We note next to the heading "Closing of the Offering" the statement that if you complete the offering you will issue placement agent warrants to purchase "up to 10%" of the aggregate number of shares of common stock sold in the offering. However we note that you have this percentage as blank on the registration statement cover page, the prospectus cover page, page 7, and page 97. If this percentage is currently known, please revise to disclose it throughout the prospectus or advise.

Placement Agent Warrants, page 7

7. Please revise to disclose the "nominal amount" at which you will sell your placement agent warrants.

Risk Factors, page 9

Our expansion into new business segments, page 9

8. Please clarify if you are referring to expanding within your current business segments or if you referring to entering into additional, new business lines.

Our success depends on our ability to protect our intellectual property, page 10

9. Please revise to include a separate subheading, with its own risk factor disclosure, relating to the risk that many of your patents have been suspended due to unintentional late payment of annual dues.

Our Business, page 24

10. We note your products include Chinese herbal medicines and at various places you list what some of these herbs may be used for, or conditions the herbs may treat. Examples include at the top of page 32 which indicates, "Schisandra shrub, which is ingested to treat insomnia," or at page 2 that yew trees can be used for the "production of anti-cancer medication." Please expand your discussion under "Chinese Laws and Regulations," to specifically discuss any regulatory process in China for companies to be able to make such claims as for the treatment uses for medicinal herbs within China. For example, what types of tests or regulatory submissions may be required on these traditional Chinese medicines that you discuss to show their potential effectiveness to treat ailments or make the claims that treat a condition or illness?

11. Similarly we note you discuss the health benefits of your textiles. Please expand to discuss any needed regulatory approval within China to state these claims regarding health benefits or advise.

We possess knowledge and experience, page 25

12. Please substantiate to us that Tenet-Jove was one of the first companies in China to "commercially develop the natural FIR-radiant properties of the Luobuma plant."

Our Structure, page 27

13. Please explain, with text accompanying the chart, the meaning of the dotted lines relating to the subsidiary holdings of Ankang Longevity Pharmaceutical (Group) Co., Ltd.

Contractual Arrangements, page 28

14. You refer to the legal opinion issued by Da Cheng Law Offices to Tenet-Jove regarding the VIE agreements. Please file that as an exhibit.

15. You indicate that each VIE Agreement is described in detail below, but the description does not appear to clearly describe each agreement. Please revise or advise. Please also confirm you will file each of these agreements as exhibits.

Equity Interest Pledge Agreements, page 29

16. Please explain to us why the shares of Yantai Agricultural cannot be pledged.

Manufacturing and Production Facilities, page 35

17. Please revise to discuss the current status of your "major project to build a facility in Hefei."

18. Refer to the last sentence in the second paragraph here. Please revise to balance the disclosure to indicate that there can be no guarantee that, what you believe are technological and productivity advances, will improve your competitive position.

The market, page 40

19. Please revise to explain the "policies set forth in the government's 12th five-year plan" and what you mean by their "impact on the biomedical industry."

Competition, page 40

20. Please revise your discussion to further explain participation in the "Three Unities of Medicine" program. Please state how many other enterprises also act "as essentially a preferred provider" under this program. In addition please revise to disclose whether participation is for a set period of time and any procedures for maintaining or requalifying as a participant.

Use of Proceeds, page 50

21. If any additional funds will be needed to accomplish the goals listed in the table, please revise this section to discuss the sources and amounts of those additional proceeds.

22. Please revise the table to separately state the use of net proceeds in dollar terms if the minimum or maximum amounts are raised.

Management's Discussion and Analysis, page 56

Results of Operations for the Three Months Ended March 31, 2014 and March 31, 2013, page 59

23. We note that you transfered the wholesale and retail businesses of Ankang Longevity Industry and Ankang Longevity Chain to a joint venture pharmacy retail company called Shaanxi Pharmacy Sunsimiao Drugstores Ankang Chain Co., Ltd. ("Sunsimiao Drugstores"), and a joint venture pharmaceutical wholesale distribution company named Shaanxi Pharmacy Holding Group Ankang Longevity Pharmaceutical Co., Ltd. ("Shaanxi Longevity Pharmacy"). As a result you only own a 49% equity stake in these joint ventures; and accordingly you could not consolidate the sales of the joint ventures in your consolidated financial statements, causing your sales to decrease. Please tell us and revise to disclosure what the business purpose of this transaction was and what the benefit to you was to transferring theses business over to a joint venture. Additionally, please revise Note 6. Investment in Unconsolidated Entities to disclose the transfer of the wholesale and retail businesses of Ankang Longevity Industry and Ankang Longevity Chain to the Shaanxi Pharmacy Sunsimiao Drugstores Ankang Chain Co., Ltd. ("Sunsimiao Drugstores") joint venture and the Shaanxi Pharmacy Holding Group Ankang Longevity Pharmaceutical Co., Ltd. ("Shaanxi Longevity Pharmacy") joint venture. Finally, please disclose your method for accounting for these joint ventures.

Liquidity and Capital Resources, page 67

24. Please revise your capital resources discussion to address what you refer to on page 35 as a "major project to build a facility in Hefei" or tell us why this is not necessary.

Description of Property, page 77

25. We note the statement that "there is no private land ownership in China." However several of the properties are listed as either "Owned" or "Company Owned." Please revise to clarify what you mean by these terms.

Board of Directors and Committees, page 80

26. Please revise to clarify which, if any, of your current directors are independent under the NASDAQ Capital Market standard.

Related Party Transactions, page 83

Payables to Related Parties, page 84

27. It appears that much of the information in this section is as of March 31, 2014. Please note that the disclosure in this section should not be limited to the end of the periods reported in your financial statements. In light of this please revise to disclose any additional transactions that may have occurred after March 31, 2014.

Tax Matters Applicable to U.S Holders, page 91

28. We note that you plan to file as an exhibit a tax opinion. Please advise if you anticipate filing a short or long form tax opinion. We may have further comment upon reviewing your response.

Placement, page 97

29. Please name the Placement Agent / Underwriter in the next amendment or advise.

Index to Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-10

30. We note your belief that since the carrying value of the equity method investments include the Company's share of the investee's earnings from the date of acquisition, they approximate fair value and that the carrying value of the Company's new investment in an unconsolidated entity approximates fair value because the investment was made in 2014. Please tell us how this complies with ASC 820.

Note 4. Property and Equipment, Net, page F-13

31. Please tell us and revise to disclose what the farmland leasehold improvement balance is comprised of.

Note 8. Short Term Loans, page F-16

32. We note footnote c which states that the loans from Agricultural Bank of China were guaranteed by loan credit guarantee parties which are not related to the Company. Please tell us and revise to disclose whether and how you compensate these loan credit guarantee parties for providing guarantees for you.

Exhibit Index

33. Please revise to file a form of the subscription agreement or please advise.

34. Please revise so that all agreements show the signatures or conformed signatures of all the parties to the agreements. It appears for example that the agreements filed as Exhibits 10.1, 10.3, 10.4, and 10.54 through 10.66 do not show signatures by all parties to the agreements.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Aamira Chaudhry at (202) 551- 3389 or Lynwood Shenk at (202) 551- 3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Anthony W. Basch, Esq.
        Kaufman & Canoles, P.C.